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                                                           OMB APPROVAL
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        ------                                    OMB Number           3235-0104
        FORM 3                                    Expires:     December 31, 2001
        ------                                    Estimated average burden
                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                   30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person

   Merrymeeting, Inc.
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   (Last)               (First)                 (Middle)

c/o Ulmer & Berne LLP
1300 East 9th Street, Suite 900
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                  (Street)

Cleveland                 Ohio               44114-1583
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   (City)               (State)                 (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   May 2, 2001
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Frontier Adjusters of America, Inc. (FAJ)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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
FORM 3 (continued)
             Table I -- Non-Derivative Securities Beneficially Owned
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                                     3. Ownership Form:
1. Title of  2. Amount of Securities    Direct (D) or   4. Nature of Indirect
   Security     Beneficially Owned      Indirect (I)       Beneficial Ownership
   (Instr. 4)   (Instr. 4)              (Instr. 5)         (Instr.5)
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 Common Stock   5,258,513(1)(2)(3)          D
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(1)  These securities are owned solely by Merrymeeting, Inc.
(2) IVM Intersurer BV is a 50% shareholder of Merrymeeting, Inc., which owns 5,258,513 shares of Frontier common stock. This amount includes 2,629,257 shares, or 50% of the Frontier shares held by Merrymeeting, Inc., with regard to which IVM Intersurer BV disclaims any beneficial interest. This report shall not be deemed an admission that IVM Intersurer BV is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) Patrick Enthoven is the Chief Advisor of Insurance Operations of IVM Intersurer BV, which is a 50% shareholder of Merrymeeting, Inc., which owns 5,258,513 shares of Frontier common stock with regard to which Patrick Enthoven disclaims any beneficial interest. This report shall not be deemed an admission that Patrick Enthoven is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
=====================================================================================================
                                   3. Title and Amount of
                                      Securities Underlying              5. Owner-
                                      Derivative Security                   ship
             2. Date Exercisable     (Instr. 4)                             Form of
                and Expiration Date ------------------------ 4. Conver-     Derivative
                (Month/Day/Year)                     Amount     sion or     Security:   6. Nature of
1. Title of   ---------------------                  or         Exercise    Direct         Indirect
 Derivative   Date          Expira-                  Number     Price of    (D) or         Beneficial
  Security    Exer-         tion                     of         Derivative  Indirect(I)    Ownership
 (Instr. 4)   cisable       Date       Title         Shares     Security    (Instr.5)      (Instr. 5)
-----------------------------------------------------------------------------------------------------

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=====================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

                              By:  /s/ John M. Davies               May 15, 2001
                                  ---------------------------       ------------
                              Its: President                            Date
                                   --------------------------
                              **Signature of Reporting Person

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                             JOINT FILER INFORMATION


Name:              IVM Intersurer BV

Address:           Strawinskylaan 1725
                   1007 XX Amsterdam
                   The Netherlands

Designated Filer:  Merrymeeting, Inc.

Issuer & Ticker Symbol: Frontier Adjusters of America, Inc. (FAJ)

Date of Event
Requiring Statement: May 2, 2001


Signature: /s/ John M. Davies
           --------------------------------------
           as President of Merrymeeting, Inc.



Name:              Patrick Enthoven

Address:           c/o Ulmer & Berne LLP
                   1300 East 9th Street, Suite 900
                   Cleveland, Ohio  44114-1583

Designated Filer:  Merrymeeting, Inc.

Issuer & Ticker Symbol: Frontier Adjusters of America, Inc. (FAJ)

Date of Event
 Requiring Statement: May 2, 2001


Signature: /s/ John M. Davies
           --------------------------------------
           as President of Merrymeeting, Inc.

                              CONFIRMING STATEMENT

     This Statement confirms that the undersigned, IVM Intersurer BV, has authorized and designated John M. Davies, as President of Merrymeeting, Inc., a Delaware corporation, to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Frontier Adjusters of America, Inc. The authority of John M. Davies, as President of Merrymeeting, Inc., a Delaware corporation, under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to its ownership of or transactions in securities of Frontier Adjusters of America, Inc., unless earlier revoked in writing. The undersigned acknowledges that John M. Davies, as President of Merrymeeting, Inc., a Delaware corporation, is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     Dated:  May 15, 2001             IVM Intersurer BV, a Netherlands
                                      holding company

                                      By: /s/ Patrick Enthoven
                                          --------------------------------------
                                          Name:  Patrick Enthoven
                                          Title: Chief Advisor of Insurance
                                                 Operations


                              CONFIRMING STATEMENT

     This Statement confirms that the undersigned, Patrick Enthoven, has authorized and designated John M. Davies, as President of Merrymeeting, Inc., a Delaware corporation, to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Frontier Adjusters of America, Inc. The authority of John M. Davies, as President of Merrymeeting, Inc., a Delaware corporation, under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to its ownership of or transactions in securities of Frontier Adjusters of America, Inc., unless earlier revoked in writing. The undersigned acknowledges that John M. Davies, as President of Merrymeeting, Inc., a Delaware corporation, is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: May 15, 2001                     /s/ Patrick Enthoven
                                        ----------------------------------------
                                        Patrick Enthoven